May 5, 2020

Via EDGAR Transmission

United States Securities and Exchange Commission

Office of Healthcare and Insurance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attention: Courtney L. Lindsay II

Re:	Ayala Pharmaceuticals, Inc.
Registration Statement on Form S-1
Filed March 6, 2020
Registration No. 333-236942

Dear Mr. Lindsay:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on May 7, 2020, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Ayala Therapeutics, Inc. (the “Company”) or its counsel may request via telephone call to the staff.

Please contact Keith L. Halverstam of Latham & Watkins LLP, counsel to the Company, at (212) 906-1761, or in his absence, Peter N. Handrinos at (617) 948-6060, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely yours,

Ayala Pharmaceuticals, Inc.

By:	/s/ Roni Mamluk
Roni Mamluk
Chief Executive Officer

cc:	Keith L. Halverstam, Esq.

Peter N. Handrinos, Esq.